March 7, 2023

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Megan Miller

Re:	Axonic Alternative Income Fund Response to Staff’s Comments to Certified Shareholder Report on Form N-CSR Filed January 6, 2023 (Registration Nos.: 333-227724 and 811-23385)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Axonic Alternative Income Fund (the “Fund” or the “Registrant”). Ms. Megan Miller of the staff (the “Staff”) of the Securities and Exchange Commission provided comments on February 1, 2023, regarding the Fund’s Certified Shareholder Report filed on Form N-CSR on January 6, 2023 (the “Annual Report”). The following are the Staff’s comments and the Fund’s response to each:

1.	Please explain supplementally why a statement of cash flows has not been presented in the Fund’s financial statements.

RESPONSE: The Fund did not present a statement of cash flows in reliance on FASB ASC 230-10-15-4, which exempts investment companies that meet certain conditions from the requirement to provide a statement of cash flows. As explained further below, the Fund satisfied each of the applicable conditions.

Statement of Cash Flows 7.159 FASB ASC 230-10-15-3 generally requires entities providing financial statements that report both financial position and results of operations to also provide a statement of cash flows for each period for which results of operations are provided. However, FASB ASC 230-10-15-4 exempts investment companies meeting certain conditions from the requirements of FASB ASC 230, Statement of Cash Flows.

7.160 FASB ASC 230-10-15-4 exempts from the requirement to provide a statement of cash flows investment companies within the scope of FASB ASC 946, provided that all the following conditions are met:

(a)	During the period, substantially all the entity's investments were carried at fair value and classified in accordance with FASB ASC 820 as Level 1 or Level 2 measurements or were measured using the practical expedient in FASB ASC 820-10-35-59 to determine their fair values and are redeemable in the near term at all times.

(b)	The entity had little or no debt, based on average debt outstanding during the period in relation to average total assets. According to 7.161 Q&A section 6910.25 FN 50, although presented in the “Liabilities” section of the statement of assets and liabilities, options sold or written (whether covered or uncovered), short sales of securities, and other liabilities recorded as a result of investment practices are not necessarily debt; rather, their classification depends on the nature of the activity. Certain transactions (for example, securities lending, mortgage dollar rolls, or short sale transactions) may have a practice of being entered into solely for operating purposes (similarly to unsettled purchases of securities) or as an investing strategy (similar to covered options written), and the investment company either retains the proceeds in cash accounts or uses them to invest in securities that are cash equivalents under FASB ASC 230. In such cases, the proceeds from the transaction should not be considered debt for purposes of assessing whether the conditions in the previous paragraph are met.; and

(c)	The entity provides a statement of changes in net assets.

During the period: (a) substantially all the Fund’s investments were carried at fair value and classified in accordance with FASB ASC 820 as Level 1 or Level 2 measurements; (b) the Fund had little or no debt, having determined that the liabilities associated with the Fund’s reverse repurchase agreements should not be considered debt for this purpose pursuant to the guidance, because, such transactions were entered into as a part of the Fund’s investment strategy and the Fund either retained the proceeds from such reverse repurchase agreements in cash accounts or used them to invest in securities that are cash equivalents under FASB ASC 230; and (c) the Fund provided a statement of changes in net assets. Therefore the Fund satisfied each applicable condition to the exemption from the requirement to present a statement of cash flows.

2.	Please explain supplementally the reasons for the difference between the performance figure of 0.68% referenced in management’s discussion of fund performance and the performance of 0.74% disclosed in the financial highlights.

RESPONSE: The performance referenced in management’s discussion of fund performance, 0.68%, reflects only actual reinvestments of dividends during the period. The performance in the Financial Highlights, 0.74%, as required by Instruction 13.c of Item 4 of Form N-2, assumes reinvestment of all dividends, since the Fund has a dividend reinvestment policy that automatically reinvests dividends unless a shareholder elects otherwise.

3.	In management’s discussion of fund performance, it states that the Fund is run without the use of leverage. However, the Staff notes that reverse repurchase agreements are listed in the schedule of investments. Please align the two going forward.

RESPONSE: The Trust respectfully acknowledges the comment and confirms that it will align such statements in future reports.

4.	The Staff notes that the Fund has a policy of accruing distributions daily and paying monthly, and that there was a return of capital during the reporting period. Going forward, please include a discussion of the extent to which the Fund’s distribution policy resulted in distributions of capital or impacted its investment strategies or per share net asset value, consistent with Instruction 4.g.(3) to Item 24 of Form N-2.

RESPONSE: The Registrant confirms that future reports will include a discussion of the extent to which the Fund’s distribution policy resulted in distributions of capital or impacted its investment strategies or per share net asset value, to the extent applicable.

5.	The Staff noted the reference in the Financial Highlights to asset coverage. In future reports, please explain the term asset coverage in the notes to the Financial Highlights.

RESPONSE: The Registrant confirms that in future reports, to the extent asset coverage is included in the Financial Highlights, a footnote will be included explaining how asset coverage is calculated (i.e., explaining that asset coverage is calculated by subtracting the Fund’s total liabilities (excluding the loans outstanding) from the Fund’s total assets and dividing by the outstanding loans balance.)

6.	In future reports, in the Schedule of Investments, please disclose the class of shares held of other registered funds as a part of the title of issue.

RESPONSE: The Registrant confirms that in future reports it will include the class of shares held of other registered funds as a part of the title of the issue in the Schedule of Investments.

7.	The Staff noted that, as of the most recent balance date, the carrying amount of reverse repurchase agreements exceeded 10% of total assets. Please include interest in the balance sheet going forward, consistent with Article 4-08(m)(1)(i) of Regulation S-X.

RESPONSE: The Registrant notes that interest payable on reverse repurchase agreements is presented in the balance sheet (noting $123,041 of interest payable). The Registrant confirms that in future reports, to the extent that the carrying amount of reverse repurchase agreements (or market value, if higher or if there is no carrying amount) exceeds 10% of the Fund’s total assets, the Registrant will disclose in the balance sheet the accrued interest payable thereon.

8.	The Staff noted that on January 9, 2023, the Fund’s website had not been updated with the most recent financial statements, but that the financial statement links were subsequently updated. Please explain the Registrant’s timing for updating its website with most recent shareholder information.

RESPONSE: The Registrant’s general practice is to update its website with the most recent shareholder information within five business days of the applicable filing date.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner